Skadden, Arps, Slate, Meagher & Flom llp

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VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Evan Ewing
Anne Parker
Division of Corporation Finance
Office of Manufacturing

Re:	ACE Convergence Acquisition Corp.
Post-Effective Amendment No. 5 to Form S-4
Filed October 6, 2022
File No. 333-261055

Ladies and Gentlemen:

On behalf of our client, ACE Convergence Acquisition Corp., a Cayman Islands exempted company (the “Company”), and pursuant to the applicable provisions of the Securities Act of 1933, as amended, and the rules promulgated thereunder, please find enclosed for filing with the Securities and Exchange Commission (the “Commission”) a complete copy of Post-Effective Amendment No. 6 (“Amendment No. 6”) to the above-captioned Registration Statement on Form S-4 of the Company originally filed with the Commission on November 12, 2021, as amended on February 1, 2022, March 17, 2022, April 18, 2022, July 5, 2022, August 12, 2022, September 8, 2022, September 26, 2022, and October 6, 2022 (collectively, the “Registration Statement”).

Amendment No. 6 reflects certain revisions to the Registration Statement in response to the comment letter to Mr. Abdi, the Company’s Chief Executive Officer, dated October 14, 2022, from the staff of the Commission (the “Staff”) and other updated information.

The numbered paragraphs in bold below set forth the Staff’s comments together with the Company’s responses. Disclosure changes made in response to the Staff’s comments have been made in Amendment No. 6, which is being filed with the Commission contemporaneously with the submission of this letter. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in Amendment No. 6.

Post-Effective Amendment No. 5 to Registration Statement

General

1.	We note your disclosure that Jefferies has “waived its entitlement to any fees solely with respect to the proposed Business Combination.” Please revise to disclose what fees, if any, Jefferies remains entitled to under any agreements with any of the parties to the business combination.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure in the letter to the Company’s shareholders and on pages 32-33, 64-65 and 169 of Amendment No. 6.

2.	Please provide us with any correspondence between Jefferies and the other parties involved with the business combination relating to the firm’s resignation.

Response: The Company acknowledges the Staff’s comment and is separately providing to the Staff the letter, dated October 4, 2022, by and between Jefferies and the Company, regarding Jefferies’ resignation, and the invoice, dated October 7, 2022, from Jefferies to the Company, regarding certain expenses for which Jefferies has requested reimbursement from the Company.

3.	Please provide us with the engagement letter between the company and Jefferies.

Response: The Company acknowledges the Staff’s comment and is separately providing to the Staff the Engagement Letters, each dated August 2, 2021, each by and between Jefferies and the Company.

4.	Please update the registration statement to reflect the results of your October 11, 2022 extraordinary general meeting.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure throughout Amendment No. 6 to reflect the results of the Company’s October 11, 2022, extraordinary general meeting.

5.	Please revise the “Recent Developments” section to quantify the fees paid or due to each of Citi and Jefferies that have been waived or forfeited.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure in the letter to the Company’s shareholders and on pages 32-33, 64-65 and 169 of Amendment No. 6.

*        *        *

We thank the Staff for its review of the foregoing and Amendment No. 6. If you have further comments, please do not hesitate to contact me at michael.mies@skadden.com or by telephone at (650) 470-3130.

Sincerely,

/s/ Michael J. Mies
Name: Michael J. Mies

cc:	Behrooz Abdi, ACE Convergence Acquisition Corp.
Joy Weiss, Tempo Automation, Inc.
Ryan J. Maierson, Latham & Watkins LLP
Thomas G. Brandt, Latham & Watkins LLP